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Chester E. Bacheller

(813) 227-6431

chet.bacheller@hklaw.com

December 1, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief, Office of Information Technologies and Services

Re:	Jabil Circuit, Inc.

Form 10-K for the Fiscal Year Ended August 31, 2014

Filed October 16, 2015

File No. 001-14063

Dear Ms. Collins:

I am writing you on behalf of Jabil Circuit, Inc. (“Jabil”) in connection with your letter dated December 1, 2015. I am sending you this letter as a follow up to a conversation I had with Frank Knapp earlier today.

The Comment Letter requested that Jabil either provide a response within 10 business days or a notice of when it would provide a response. As I mentioned to Mr. Knapp, Jabil’s first fiscal quarter just ended yesterday on November 30, 2015 and it is currently preparing its financial statements in connection with its earnings release scheduled later this month. As a result, Jabil anticipates needing an additional five business days to send its response.

Please let me know if you have any questions concerning the foregoing.

Very truly yours,

HOLLAND & KNIGHT, LLP.

By:	/s/ Chester E. Bacheller
Chester E. Bacheller

cc:	Forbes I.J. Alexander, Chief Financial Officer, Jabil Circuit, Inc. Stephanie Ade, Vice President, Financial Reporting, Jabil Circuit, Inc. Robert L. Paver, Esq., General Counsel, Jabil Circuit, Inc.